                                                                       EXHIBIT 6



[LOGO]                   [SPORTSLINE LETTERHEAD]


December 30, 1997

Sean McManus and
Derek Reisfield
CBS Inc.
51 West 52nd Street
New York, NY 10019

Dear Sean and Derek:

     Reference is made to the Warrants dated March 5, 1997 ("Warrants"), issued by SportsLine USA, Inc. ("SportsLine") to CBS Inc. ("CBS"). As of the date hereof, the Warrants represent the right to purchase 380,000 shares of SportsLine common stock at an exercise price of $10.00 per share.

     This is to confirm our agreement that the time prior to which the Warrants may be exercised shall be extended until 5:00 p.m., Fort Lauderdale time on January 21, 1998 (the "Extended Expiration Time"); provided, that after December 31, 1997, the Warrants may only be exercised in whole, and not in part. Until the Extended Expiration Time, and except as amended by this letter agreement, all of the other terms and conditions of the Warrants shall remain in full force and effect in accordance with their terms. At the Extended Expiration Time, unless exercised in accordance with their terms, the Warrants shall expire and be null and void and of no further force and effect.

     Please acknowledge your agreement to the foregoing by signing below where indicated.

                                                       Very truly yours,

                                                       /s/ MICHAEL LEVY

                                                       Michael Levy
                                                       President


Agreed this 30 day of December, 1997:
            ------

CBS Inc.

By: /s/   Howard F Jaeckel
    ------------------------
Title: Assistant Secretary